STARTECH ENVIRONMENTAL CORPORATION
                         15 OLD DANBURY ROAD, SUITE 203
                                WILTON, CT 06897
                                 (203) 762-2499

January 21, 2004

CONFIDENTIAL
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VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Pamela Ann Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549-0404

Re:   Startech Environmental Corporation
      ----------------------------------
      Amendment No. 3 to Registration Statement on Form S-1
      File No. 333-119668
      Filed January 21, 2005

Dear Ms. Long:

     By this letter, Startech Environmental Corporation (the "Company" or "we") is providing responses to comments contained in the letter dated January 19, 2005 received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") relating to the above-captioned registration statement on Form S-1 (the "Form S-1").

     To facilitate your review, we reproduced your comments, each of which is followed by our response. In addition, we are today filing Amendment No. 3 to the Form S-1 ("Amendment No. 3") reflecting changes to the Registration Statement based on the comments of the staff as well as certain additional revisions. Enclosed with a hard copy of this letter is a marked copy of Amendment No. 3 to identify the changes that have been made to the Form S-1 from Amendment No. 2, which was filed with the Commission on January 18, 2005.

     In addition to the changes we have made to Amendment No. 3 based on your comment letter, we have made additional changes as indicated in our responses.

The Offering; page 6
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1.   In comment 1 to our letter dated January 7, 2005, we requested that you revise "The Offering" and other sections to include the issuance of common stock by the company upon exercise of warrants by those who purchase warrants from the selling shareholders. We note your responses in other sections, but you have not altered "The Offering," which states the transactions covered by the prospectus. Please revise this section to provide this information.

     As indicated to Matthew Franker in a phone conversation placed by Joshua Davis of Kramer Levin Naftalis & Frankel LLP, our outside counsel, on Wednesday, January 19, 2005, the Company is not under a contractual obligation to register for resale the warrants previously included in the Registration Statement. Accordingly, we have removed from the Registration Statement in Amendment No. 3 the resale by certain selling securityholders of the warrants to purchase shares of common stock issued to such selling securityholders in the private placements conducted by the Company. The foregoing notwithstanding, we have revised "The Offering" to include the issuance of common stock by the Company upon exercise of warrants.

Legal Opinion; Exhibit 5.1
--------------------------

2. Please revise the legality of the opinion to state that the warrants are binding obligations under the state contract law governing the warrant agreement. In addition, we note that on page 2 you refer to the "corporate laws of the State of Colorado," whereas on page 3, you refer to the "general corporation law of the State of Colorado." Please consider revising this second reference to provide a consistent response to comment 4 in our letter of January 7, 2004.

     As indicated in our response to comment 1, we have removed from the Registration Statement in Amendment No. 3 the resale by certain selling securityholders of the warrants to purchase shares of common stock issued to such selling securityholders in the various private placements conducted by the Company. Accordingly, our legal counsel in the State of Colorado has revised the opinion to remove the legality of the warrants from inclusion therein, and to address the references to Colorado corporate law. A copy of the revised opinion is attached as Exhibit 5.1 to Amendment No. 3.

     Should you have any questions or comments concerning this letter or its contents, please contact me at (203) 210-0147.

                                         Respectfully submitted,


                                         /s/ Peter J. Scanlon
                                         --------------------
                                         Peter J. Scanlon
                                         Chief Financial Officer, Treasurer
                                         and Secretary